Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02027953

SEC MAIL PROCESSING RECEIVED APR 29 2002 WASH. D.C. 155 SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE April 29, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

PROCESSED
MAY 03 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ____x_____ Form 40-F __________

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ___________ No _____x_____

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

Index to Exhibits

Exhibit No.	Description
1	Letter dated December 21, 2001 to the NYSE with attachments.
2	Letters dated January 2, 14, 22 & 31, 2002 to the NYSE with attachments.
3	Letters dated February 8, 20 & 26, 2002 to the NYSE with attachments
4	Letters dated March 6, 7 & 12, 2002 to the NYSE with attachments
5	Letters dated April 4, 5, 15, 18, 22 & 23, 2002 to the NYSE with attachments

Exhibit 1

Westpac
Banking Corporation

December 21, 2001

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a Shareholder Newsletter, which is in the process of being distributed to shareholders with dividend payments.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Enclosure

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Level 25,
60 Martin Place, Sydney,
GPO Box 1, Sydney
NSW, 2001 Australia
Telephone : (02) 9226 3311
Facsimile: (02) 9226 1888

GROUP SECRETARIAT

21 December 2001

AUSTRALIAN STOCK EXCHANGE
WBC001823

The Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY 2000

No. of pages in total - 9

Dear Sirs

SHAREHOLDER NEWSLETTER

In terms of Listing Rule 3.17, we provide a copy of a Shareholder Newsletter which is in the process of being forwarded to shareholders with dividend payment advices.

Yours sincerely

David L. Dodds
Manager Operations
Ext. 24060

chairadd/006.doc

2001 full year

December 2001

■ Chairman's Address ■ Managing Director's Address ■ Shareholders' Calendar & Online information ■

Chairman's Address to the Annual General Meeting, 13 December 2001


Leon Davis

On behalf of the Board of your Westpac Bank, welcome.

I am pleased to report that the Bank has had another very successful year. We have delivered our best result ever through the rigorous implementation of a very focused strategy and a long-term commitment to our customers. This focus on deepening our relationships has generated leading growth and returns in our financial sector.

In addition, our determined efforts to respond to community concerns regarding our industry is starting to deliver benefits to all our stakeholders and to the Bank.

I will return to this broader picture, but first to the financial results.

Financial Results

The Bank's profit of $1,903 million represented the ninth consecutive annual improvement in profit performance. This was an 11% increase on last year's profit. Earnings per share were up 16% on the same period last year, with a return on equity of 21.1%, up from 18.4% last year.

As a consequence of this result, the Board has declared a final dividend of 32 cents per share. Together with the interim dividend of 30 cents per share, the full year, fully franked dividend of 62 cents represents a 15% increase over the previous year. This resulted in a dividend payout ratio of 60.3%, broadly in line with the level of recent years.

There are several very encouraging aspects to this strong performance. The most noteworthy is the sustained performance improvement momentum built up over recent years.

In the past two and a half years, our earnings-per-share growth has averaged around 16% per annum, up from around 5% in the preceding two and a half years.

And, investors in Westpac have continued to be rewarded with a compound total shareholder return for the five years to 30 November 2001 of approximately 20% per annum.

On this basis, an investment of $1,000 in Westpac on 1 December 1996 would have grown to $2,528 at the end of last month. The same investment in the All Ordinaries Accumulation Index would have grown only to $1,662.

In line with our strategy, we have delivered this growth by steadily increasing the

Continued on next page

FINANCIAL HIGHLIGHTS


$1,291M
1,342M
$1,456M
1,715M
1,903M
97 98 99 00 01
Profit1
70.0c
70.1c
77.0c
88.8c
102.8c
97 98 99 00 01
EPS1,2
39c
43c
47c
54c
62c
97 98 99 00 01
Dividends
17.0%
15.5%
16.6%
18.4%
21.4%
97 98 99 00 01
ROOE1,3

1. Before abnormals
2. EPS, Earnings Per Share
3. ROOE, Return on Ordinary Equity

We're with you

CHAIRMAN'S ADDRESS continued from previous page

number of customers who have a multi-product relationship with us. This has been achieved through better management tools and through the provision of increasingly attractive products and services. By deepening our relationship with customers and growing our customer base, we have increased our market share in key products and we have grown the number of customers generating significant economic value by 21% in the past year.

Successful cost containment has also made an important contribution to this year's result. Westpac's cost-to-income ratio has declined from above 60% five years ago to just 51.5% over the last year. This was a three-percentage point improvement on the previous year, with the improving trend continuing through the year. We expect to continue to successfully constrain our expense growth through ongoing productivity enhancements, including from the outsourcing of some service and processing activities that are not central to our customer focused strategy.

All Westpac business groups contributed to our position of strength. The profit of our Australian retail financial services group grew 10% to $1,142 million. Australian home loan outstandings grew 14% to $54 billion and our market share of owner occupied new lending increased to 23%. Business banking in Australia achieved a 9% growth in loan outstandings and our market share in this area rose to 18%.

Added to this our funds management business continued its growth with a 33% increase in net retail funds inflow in the year. Our Institutional Bank also performed strongly, increasing their profit on operations by 22%, while the profit on our New Zealand retail operations was up 13%.

In the past year our Internet banking service grew customer numbers by 155% to pass the one million customer mark. Our credit card product continues to attract customers, with the result that our market share in cardholder outstandings increased by 2.5% to 21%. And our new cash management product, 'Investor Option', rapidly achieved 34,000 accounts and balances totaling in excess of $4 billion in its first 10 months.

Importantly, our asset quality remains high and our provisioning cover is world class at 177% of our impaired assets. We are confident that we are well positioned to deal with the recent concerns about world financial markets arising from the terrorist attacks on the United States and fears of a global economic downturn.

We are also adequately provisioned against possible losses from any residual exposure to the small number of large corporations that have recently suffered much publicised failures, and against other problem assets.

As at 30 September 2001, our tier 1 capital ratio was 6.3% and our tangible ordinary equity to risk-adjusted assets was at 6.1% which are at, or above, the upper end of our targeted ranges.

We will continue to monitor our capital levels to ensure the efficient use of shareholder funds. Given that we also accumulated excess franking credits this year, we will be reviewing the level of the dividend payout along with buy-back options and other alternatives to return excess capital and to fully utilise the franking credits for shareholders.

At year end, our market capitalisation was $24 billion, up from $23 billion the previous year. As of this week, our market capitalization has increased to around $27 billion following the strong share price performance post the profit result.

Westpac is clearly in a strong position to cope with any future challenges and to take advantage of opportunities that arise.

New Developments

Last month we announced that, following an unsolicited approach from GE Capital, we had commenced discussions for the possible sale of parts of AGC's business in Australia and New Zealand. We expect the outcome of the discussions to be known in the near future.

We also recently announced the launch of our new credit card rewards program - Altitude. This replaces the Global Rewards Visa card, which was impacted by the Ansett collapse. The new Altitude program, we believe, is the best rewards program on the market. It provides access to 90% of the world's leading airlines, covering Qantas and their One World partner airlines, as well as Air New Zealand and their Star Alliance partner airlines. Points can also be redeemed for shopping, entertainment, community assistance or for Westpac products and services.

At the 1999 Annual General Meeting we announced a modification to the Dividend Reinvestment Plan (DRP), in that any residual amount left over after subscribing for shares would be returned to participants in the DRP by way of a bank cheque or direct credit. Prior to that modification, the 35% of eligible shareholders that had elected to participate in the DRP had gained a benefit from a rounding up to the next whole share when calculating the number of shares that could be purchased from each shareholder's dividend.

Whilst this modification did indeed make the DRP process more equitable, the decision to issue many small cheques for the residual amount, rather than operate a carry forward system, is no longer the most efficient way to do it. And some of you have told us so!

What we are now introducing is a cash carry forward system, in line with the practice of a number of our peers that have DRPs. We will provide some more detail on this with our next shareholder newsletter, which will accompany the upcoming dividend payment advice. The change will take effect with the 2002 interim dividend payment.

Social Responsibility

I want to say a few words about the Bank's commitment to social responsibility. You may have seen some reporting that members of the Finance Sector Union, on behalf of itself and a number of its members, sought to table at this meeting specific resolutions regarding the issues of customer and community negativity resulting from branch closures, fees and charges, job levels, and service levels.

The resolutions proposed by the FSU deal with matters that, under our Deed of Settlement, are management issues to be dealt with by your Board and not matters that can validly be put to shareholders to vote on at a general meeting.

Having said that, community and customer negativity and its impacts are matters that your Board and management take very seriously indeed. Dr Morgan will say more on the issues raised by the FSU in his address shortly and I will be inviting a representative of the FSU to briefly address the meeting at an appropriate point so that their concerns are heard by all shareholders.

You can be assured that Westpac will continue to lead the way in balancing its economic goals and achievements with social and environmental responsibilities. For us, social responsibility is not an add-on; it is a central tenet in our relationship with customers, staff and other stakeholders. If we fail to build up the trust and respect of our stakeholders, including within the wider Australian community, we will fail to achieve our full business potential.

The Board therefore accepts that Westpac must meet its wider corporate responsibilities as part of our strategy to achieve long-term sustainability and growth. To this end we have established a new Board Committee on Social Responsibility. The Committee will consider and review the social and ethical impacts of all our activities and establish and maintain standards for those practices.

This balanced and broader focus is already beginning to differentiate Westpac in what is a very intense and competitive marketplace. As I have often said, we will know we are successful not when we talk about it but when others do.

This year, Westpac was the top rated publicly listed company in *The Sydney Morning Herald* and *The Melbourne Age's* survey of corporate social performance, not bad for a bank. We were second only to Australia Post, which of course is government owned. This index is based upon the findings of 18 non-government and specialist groups across the six dimensions of: employee relations; environmental performance; social impact; management, ethics and governance; financial performance; and market position. This is, in our view, an outstanding achievement for Westpac.

As well, the internationally recognised rating agency Standard & Poor's recently published its inaugural Company Transparency & Disclosure Survey, covering 100 Asia Pacific companies.

Westpac achieved the equal highest rating together with a very select group of only six companies out of that Top 100.

Additionally, the Dow Jones Sustainability Index has rated Westpac as one of the top three banks worldwide on its overall sustainability rankings. Westpac was described as having "an outstanding performance in the social dimension equaling the world's best bank. The performance is significantly ahead of the industry average at a global level".

I have spent some time on this because I wanted to show you that our social responsibility strategy is working. We know that you can't separate our economic or financial performance from our social responsibility performance. We also know that the public is saying that they expect more from corporations. We seek to instill these beliefs into our operational context so that when decisions are made all factors are taken into account - financial, technical and social. We want to develop a leadership that blends compassion with competitiveness, working against a background of a much richer sense of social responsibility.

But the important thing is this. Investing in social capital does not require a trade-off in competitiveness. On the contrary, social cohesion is a vital ingredient in a successful society. Social and human capital and a strong economic performance are mutually reinforcing, not mutually exclusive.

Board Changes

Let me turn to Board changes. During 2001 we said farewell to Pat Handley and John Morschel. Both Pat and John joined Westpac at a crucial time in its history and made significant contributions during their tenure. We wish them both the very best in the future.

Professor Warren Hogan and Ian Harper have reached the agreed retirement age for non-executive directors. And Eve Mahlab has also decided not to seek re-election at this year's AGM. Eve, Warren and Ian have all contributed greatly to the fortunes of Westpac and your Board thanks each of them for their contribution. Once again we wish them all the very best in the future.

In November, the Board appointed Ted Evans as a director. Ted brings a wealth of experience in finance after a distinguished career in the public sector, culminating as Secretary of the Treasury, a position he held until April this year. You will have a chance to hear briefly from Ted later in the meeting.

The Future

Looking ahead, Westpac's key focus remains the development

Continued on next page

CHAIRMAN'S ADDRESS continued from previous page

of deeper relationships with our customer base. Geographically we remain focused on expanding our businesses in Australia, New Zealand and the near Pacific. We will continue to seek out, and offer to our existing 8.2 million customers and the new ones that will join us, the best financial products and services.

The Australian economy generally has performed well over the past year, and whilst still well positioned, will see some slowing in growth as a result of the current uncertainty affecting the world economy.

While we expect credit conditions to remain difficult in the near term as a result, the low interest rate environment will help encourage business activity. Our view is that there may still be room for a further modest easing in interest rates should the global economic outlook show more marked signs of a prolonged downturn.

Having said that, our forecast remains for economic growth in Australia to be around 3% in real terms through to June 2002. This is built on the view that the current global downturn will likely be of a shallower and shorter duration than those experienced in the past.

Under our expected economic scenarios, we remain confident that our strategy can continue to generate revenue growth well above that of expenses. The year has started well, with the results for the first two months tracking to plan. The risk to this positive outlook is that the current worldwide uncertainty leads to a prolonged and deep downturn, which, as I have said, we see as a low risk.

Conclusion

This has been my first year as Chairman of Westpac. It's been both challenging and rewarding. I believe the past year can be summed up as one of rigorous implementation of a well-understood strategy.

In a time of rapid technological change and some global economic and social turmoil, we have learned to do things in new ways and manage the business with greater efficiency but with increasing flexibility in adapting to our customers' requirements. Within this environment our staff have demonstrated remarkable capacity for achievement. On behalf of the Board I thank them all for their hard work and dedication.

The Board is confident that by continuing to focus on our customers, and by strengthening our social commitment, we will continue to provide sound returns to shareholders. ■

Leon A Davis, Chairman

Shareholders' Calendar

Final dividend payable	21 December 2001
Half year end	**31 March 2002**
Interim results and dividend announcement	2 May 2002
Record Date for interim dividend	**13 June 2002 ***
Record Date for interim deividend (New York)	12 June 2002 *
Interim dividend payable	**5 July 2002 ***
Year end	30 September 2002
Final results and dividend announcement	**31 October 2002**
Record Date for final dividend	27 November 2002 **
Record Date for final dividend (New York)	**26 November 2002 ****
Annual General Meeting	12 December 2002 ***
Final dividend payable	**20 December 2002 ****

* Dates will be confirmed at the time of announcing 2002 interim results.
** Dates will be confirmed at the time of announcing 2002 final results.
*** Details regarding the date of this meeting and the business to be dealt with, will be contained in the separate Notice of Meeting sent to shareholders in November 2002.

Chief Executive's Address - AGM



David Morgan

Thank you for the opportunity to address you. The Chairman has overviewed our result and outlined why we are confident of being able to continue to deliver strong growth for our shareholders.

Part of this confidence comes from our determination to front up and tackle the issues that our customers and the broader community are most concerned about and the positive progress we are making in that regard. I want to share this progress with you.

But first, let me make the unexceptional remark that the worth of every company, and the respect in which every company is held, cannot be separated from financial performance.

Our recent results then, constitute reality for Westpac. It is the reality of our business. It is the reality for you, our shareholders.

We can point to a recent record of continuous achievement - tangible, measurable achievements from which everyone with a stake in Westpac is benefiting.

But for all the unarguable truth of our results, not all our stakeholders are happy. They are not happy with other banks either, but that is very small comfort.

At the core of our problem is widespread community questioning of the balance between creating shareholder value and delivering for our customers, staff and the community.

Some of our customers - too many - think our progress has been made at their expense or, at best, without benefit to them. Some do not see why we had to change.

As I said in our Annual Report, despite our positive progress, there is more to be done to restore trust and respect, and to address the dissatisfaction with our industry.

As you have heard from the Chairman, the Finance Sector Union sought to have several resolutions voted on at this AGM. In effect, the FSU resolutions call on the Board and management to address concerns about the long-term impact of customer and community negativity on the value of our shares. The Chairman has already explained why these matters could not be properly voted on at this meeting.

Despite this, you can be assured that these matters are critical ones for management. In fact, a very large proportion of our Annual Report is devoted to the public resentment surrounding our industry and what we are doing about the big issues. These include branch closures, fees and charges, and job losses that concern our customers and the community. If you have read our Annual Report, we can hardly be accused of avoiding the issues or trying to gloss over them.

We have clearly recognized that even if we have been listening, we haven't been hearing especially well. Not surprisingly, our customers are demanding that we be more accountable to them. When they take their problems to us they expect them to be resolved.

That's why we have set ourselves a goal of initially acknowledging every customer complaint within one day and then resolving them within a five-day period. We currently resolve 80% of them within that time.

The good news is we now consistently receive fewer complaints than any of our competitors and our market research shows a big improvement in our performance.

It is also claimed by some that customer services have been severely reduced as a result of our actions. We don't agree. Undoubtedly the revolution in how banking is now done has resulted in widespread community concerns. But at the same time it has substantially increased the quality and scope of services being provided. In fact, the introduction of telephone and Internet banking, discount broking services, BPay, and EFTPOS, and the provision of new and more flexible home loans and savings accounts, are just some of the ways that our services have been greatly expanded.

We can all agree on the objective of better banking services for all Australians and we are dedicated to this aim. How best to do this is the important question. Some, for example, see extra commitments on face-to-face banking, higher staffing levels, and an end to outsourcing, as the

Continued on next page

MANAGING DIRECTOR'S ADDRESS continued from previous page

way forward. I want to set out our views.

Let me start with our staff. Any customer or community dissatisfaction directly affects our staff - hostile and disenchanted customers are damaging to their morale and confidence, corrosive to the most fundamental relationship in our business. I am very conscious of the injustice that is sometimes done to our staff personally.

Our staff have come through a continuous upheaval in technology and work practices. And they've borne the brunt of the productivity-driven job shedding.

And yet, our staff are the ones who are rebuilding the threads of common understanding and trust with the community.

For all these reasons we are determined to make our employment practices and culture second to none. We can't alter the fact that productivity is the engine of growth, nor can we reverse the very rapid shift to greater technology take-up. But we can ensure that our staff are equipped to cope with all this, and to provide them with relevant skills training to enhance their employability. And we are doing that.

We've successfully used our Learning Maps to share our aspirations and strategy and to enable staff to decide for themselves if they want to be part of it. We've also given our staff a no-nonsense guide to help them engage with the community on the contentious issues surrounding banks. And we have improved workplace conditions by going beyond maternity leave and introducing paid paternity and adoption leave, and by providing more flexible working arrangements to help balance home and work. Recently we also enhanced our services to help our people deal with personal issues and concerns that can affect their health, wellbeing and job performance.

Not surprisingly we have seen a substantial lift in staff morale and external recognition of our workplace practices.

The gradual disappearance of the traditional forms of banking is another big issue that concerns our customers and the broader community.

As to why rural branch closures were necessary - we could offer a dozen reasons, but just look at the changing shape of rural Australia. Farming operations get bigger, with fewer employees; which means fewer businesses servicing larger regions; which means depopulation, a process facilitated by vastly improved road transport.

That's the explanation. But the important thing is the corrective to ensure our rural communities continue to have adequate banking access.

Since 1998, when we found a traditional rural branch was not viable, our corrective has been to put in a more cost-efficient and hence sustainable face-to-face facility. "In-stores" we call them. We locate them in existing businesses or government premises, and pay a fee to the local business to operate them, which naturally helps sustain their existing business. Most of what you can do at a traditional branch you can do at our In-stores, and they are backed up by telephone banking services, and mobile personal, business and agribusiness managers.

We've got around 180 In-stores functioning at present, that's around 20% of our branch network in Australia. And we're pleased with the initiative to keep our face-to-face services in rural Australia.

And while changing traffic flows, population and shopping patterns have affected the number of suburban branches, we recently drew another line in the sand. We now expect to keep around the same number of metropolitan branches and only relocate them to follow customer traffic flow.

Let me turn to another concern. Some feel that we only care about people with money. That is far from the truth.

We think that lower income and disadvantaged groups should have guaranteed minimum access to basic banking services. So we've been out there for over two years providing a social safety net for low income and disadvantaged customers - essential fee-free banking to pensioners, the disabled, students, young people, and people on social welfare.

We're also dealing with the risk that the new banking technology will leave some groups behind, the so-called 'digital divide'. Basic social equity demands that all customers should have adequate access to the more efficient and convenient electronic networks such as EFTPOS, ATMs, telephone, and Internet banking. Access for older people and people with disabilities are priorities for us. That's why we have developed a Disability Discrimination Action Plan, which we have lodged with The Human Rights and Equal Opportunities Commission to deal with these concerns.

We also actively support and encourage our staff to get involved in the community, having for some time provided them with paid leave for community activity and flexible working arrangements so they can donate their time to worthwhile causes. This includes supporting several hundred charities by providing dollar-for-dollar matching of any funds that are raised by staff via our widely recognised Matching Gifts program. And we have our long-standing partnerships with the helicopter rescue services, the Smith Family, the Salvation Army, the Australian Maths Competition, Life Education Trust in New Zealand, as well as our indigenous community programs and so on.

We're currently putting in excess of $25 million into the community each year via our community involvement and social support initiatives.

My point in dwelling on all of the foregoing is not at all breast-beating or even defending our actions to date. As I said, they have not been sufficient, and it is clear that we need to do more.

As we get on top of these issues, deliver better services to our customers and improve our reputation, it's got to be good for our business.

There is no denying the link between successful companies and companies with strong, positive reputations. With banks it seems to me to be essential.

That's the challenge for Westpac - to make the revolution of our times work for all our stakeholders, in a way that is consistent with public expectations and the bank's long-term interests.

Undoubtedly, announcements of record bank profits make our investors happy, most of whom are average Australian men and women saving for their retirement through superannuation. But in the wider community many people feel that the profits come at their expense.

It is an undeniable fact today that we charge most customers for the services they use and that what we charge, by and large, reflects what it costs to provide the service. That wasn't always the case.

Charging our customers for the costs of providing the services they use, we believe, is the only fair and equitable way for us to price our services.

We're also making our charges much more transparent on our statements and we will continue to look for ways to help provide better value for money and to lower the cost of banking. For example, late last year we cut the cost of internet banking and direct debit transactions by 60%.

We're determined to get to a point where our customers will know if they are getting value for money, and how to get it if they're not.

For us, addressing these customer and community concerns and accepting our corporate social responsibilities are an integral part of ensuring the sustainability of our financial performance.

To conclude, let me return briefly to our result. The key feature was the improved performance momentum over recent years. In fact, we have lifted our earnings-per-share growth from around 5% per annum to around 16% in the past two years. And this has come from strong revenue growth of around 9% while holding expense growth to just 2%.

On any measure our strategy is delivering. And we intend to stick to our simple but successful formula of a relentless focus on our customers; partnering to deliver low-cost, global capabilities; balancing growth and returns; and sticking to Australia, New Zealand and the near Pacific Islands. In short, we are doing what I said we would do when I addressed you last year.

Our program of outsourcing by partnering with leading low-cost, global specialists is a key part of this strategy. It allows us to focus on what we do best, while benefiting from the efficiency gains our partners can provide. To date we have outsourced activities accounting for around 20% of our cost base and successfully managed the transition of staff that it involved.

We also remain cautiously optimistic that the current economic downturn in the US and elsewhere will not translate into a recession in Australia. Unlike previous global downturns, Australia does not have any major structural imbalances such as: an unsustainable current account deficit on the balance of payments; large public sector budget deficits at either the federal or state levels; a distorted profit share; over-inflated asset prices; or rampant inflation and high interest rates. Added to this is a super-competitive exchange rate. These should see Australian GDP growth of slightly above 3% through 2002, but still below Australia's longer run potential of closer to 4%.

To sum up, Westpac is very much "open for business". We've achieved sector-leading earnings growth and returns, while delivering on our broader social and community responsibilities. And our second-to-none balance sheet quality leaves us well positioned to continue this growth momentum on behalf of our shareholders. ■

David Morgan

D R Morgan, Chief Executive Officer

Westpac Annual Report "Online"

This year for the second time we have developed an online version of the Westpac Concise Annual Report. We hope that you take the time to go into the 'Westpac info' section of our Website and have a look. Please refer to Website access instructions below. ■

Shareholders First Package

We are delighted to offer our shareholders a package of discounted financial services. It's called Shareholders First, and includes the following benefits:

- **Savings on your day-to-day banking**
- **Discounts on some establishment fees for home loans, investment property loans, equity access loans and personal loans**
- **Bonus interest on some deposits**
- **Savings on a comprehensive financial plan**
- **Savings of home and contents insurance**

To access the benefits of the Shareholders First package, you must be an individual residing within Australia and hold a minimum of 500 fully paid ordinary Westpac shares. Companies and Trusts that hold a minimum of 500 fully paid ordinary Westpac shares can nominate one individual to benefit under the Shareholders First package.

The benefits are not available in conjunction with any special offers, negotiated rates or other packages offered by Westpac.

If you would like to get further details or take advantage of any of these benefits, please call the dedicated Shareholders First phone line on **1300 360 599**. Full details are also available at **www.westpac.com.au** ■

Available on the Westpac internet site...

Other information of interest to shareholders is also available on our internet site at any time. Click on the Westpac Info tab on the home page, and then select Investor Information from the main menu. This provides access to:

- A summary of Westpac's recent financial performance
- Briefings provided to investors, brokers and analysts
- Copies of past Annual Reports and the on-line version of the 2001 Concise Annual Report.
- Historical financial information
- Forthcoming events and dividend payment options, as well as contact points for shareholders



Shareholders of Westpac ordinary shares listed on the Australian Stock Exchange can also directly access our share registry via a link from the Shareholder Information page and obtain information on their holdings, or initiate changes to address details or other information relevant to their holdings. ■

By registering your email address with us you can start receiving your Westpac shareholder information electronically. This will save time, money and paper. To register go to www.westpac.com.au and on the 'Westpac info' tab click on Register your email.

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

January 29, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent Memorandum regarding Westpac's Share Purchase Scheme and Option Plan.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Level 25
60 Martin Place, Sydney
GPO Box 1, Sydney
NSW 2001 Australia
Telephone: (02) 9226 3311
Facsimile: (02) 9226 1888

29 January 2002

MEMORANDUM TO

Chief Executive for New Zealand, Wellington.
General Manager, European Division, London.
Vice President and Manager Legal Services, New York.
Mr. Sim Yong Nam/Mr. Alex Lee, Singapore Stock Exchange

PAID UP CAPITAL
EXERCISE OF OPTIONS/ALLOTMENT OF SHARES
WESTPAC SENIOR OFFICERS' SHARE PURCHASE SCHEME (WSOSPS)
GENERAL MANAGEMENT SHARE OPTION PLAN (GMSOP)

For information and advice if/as necessary to Stock Exchange and other authorities, 206,460 new fully paid ordinary shares were allotted today following exercise of options pursuant to the Rules of the Westpac Senior Officers' Share Purchase Scheme (WSOSPS) and/or General Management Share Option Plan (GMSOP).

Paid Up Capital

The Bank's paid-up capital is now:

1,762,508,316 Ordinary Shares of $1 each fully paid	$1,762,508,316
	$1,762,508,316

Quoted Capital

Quoted (i.e. listed) capital now becomes 1,761,079,316 $1 fully paid ordinary shares. In addition, since record date of 28 November 2001, 1,429,000 $1 fully paid ordinary shares have been allotted upon exercise of options: these shares are ex dividend until following next record date in June 2002 and listing will be sought shortly thereafter.

D. L. Dodds
Manager, Operations
Ext. 24060

Att.

c.c Sarah Swale, Legal Services, Wellington
(Please copy to Simon Jensen, Chief Manager
Legal Services)

c.c Robin Thomas, Legal Department, London

SOSOPTEX1.DOC

Exhibit 2

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

January 2, 2002

Mr. Marc Iyeki
Account Manager - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Directors or Officers Changes – Rule 204.14

Dear Mr. Iyeki:

Enclosed for your information pursuant to NYSE Rule 204.14 is a copy of the announcement regarding the appointment of Mr. Michael Coomer to the position of Group Executive, e-It & Operations.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

J. Martin Morgado III

J. Martin Morgado III
Counsel

Attachment

Westpac
Australia's First Bank

Media release

2 January 2002

Westpac Group Executive Appointment

Westpac Banking Corporation's Chief Executive Officer, Dr David Morgan, today announced the appointment of Mr Michael Coomer to the position of Group Executive, e-IT & Operations.

Mr Coomer's last appointment was with National Australia Bank where he was Executive General Manager Corporate and e-Business Strategy. After leaving National Australia Bank at the end of 2000, Mr Coomer has been a Director at Adacol (IT Public Company) and a number of Private Companies as well as being on the Advisory Board for the JBWere Private Equity Fund.

Before joining National Australia Bank in 1995, Mr Coomer held positions with IBM Global Services, Ansett Transport Industries and Rockwell International.

Dr Morgan said Mr Coomer brings to Westpac a strong record of achievement in Information Systems and Financial Services.

"Michael has a breadth of experience that will strengthen our focus on Information Technology, e-Business and customer service through our back-office systems efficiency," Dr Morgan said.

"In particular, Michael's appointment gives additional depth to the Executive Team and our continued focus on the outsourcing of non-core activity."

Mr Coomer has overall responsibility for Information Technology, e-Business, Outsourcing Governance and all back-office Operations and Support.

Mr Coomer will join Westpac at the end of January 2002.

Ends.

For Further Information

Liz McGrath
Media Relations
Westpac Banking Corporation
Ph: 02 9284 8221
Mb: 0438 777 301

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

January 14, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent Announcements regarding Westpac's Share Purchase Scheme and Option Plan.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

JM Morgado III

Joseph Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Level 25
60 Martin Place, Sydney,
GPO Box 1, Sydney
NSW, 2001 Australia
Telephone : (02) 226 3311
Facsimile: (02) 226-1888

GROUP SECRETARIAT

14 January 2002

The Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Options were granted on 9 January 2002 under the Bank's Senior Officers' Share Purchase Scheme. Details are:

1.	Closing date of issue	8 January 2002
2.	Number of options issued	9,024,000
3.	Amount paid per option	Nil
4.	Issue price	$14.65 (Market value on 25 October 2001)

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.

6. The options will not be listed and are not transferable.

7. Options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (9 January 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.

8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.

9. On resignation/dismissal, the options will be forfeited..

10. Options shall not participate in any bonus issue of securities unless and until they are exercised.

11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours faithfully,

David L. Dodds
Manager Operations
Ext. 24060

sosps/optgrant.doc

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Level 25
60 Martin Place, Sydney,
GPO Box 1, Sydney
NSW, 2001 Australia
Telephone : (02) 226 3311
Facsimile: (02) 226-1888

GROUP SECRETARIAT

14 January 2002

The Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Options were granted on 9 January 2002 under the Bank's General Management Share Option Plan. Details are:

1.	Closing date of issue	8 January 2002
2.	Number of options issued	5,225,000
3.	Amount paid per option	Nil
4.	Issue price	$14.70

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.

6. The options will not be listed and are not transferable.

7. Subject to satisfaction of performance requirements as outlined in the Plan, options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (9 January 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.

8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.

9. On resignation/dismissal, the options will be forfeited..

10. Options shall not participate in any bonus issue of securities unless and until they are exercised.

11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours faithfully,

David L. Dodds
Manager Operations
Ext. 24060

gmsop/optgrant.doc

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

January 22, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent Memorandum regarding Westpac's Share Purchase Scheme and Option Plan.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Level 25
60 Martin Place, Sydney
GPO Box 1, Sydney
NSW 2001 Australia
Telephone: (02) 9226 3311
Facsimile: (02) 9226 1888

21 January 2002

MEMORANDUM TO

Chief Executive for New Zealand, Wellington.
General Manager, European Division, London.
Vice President and Manager Legal Services, New York.
Mr. Sim Yong Nam/Mr. Alex Lee, Singapore Stock Exchange

PAID UP CAPITAL
EXERCISE OF OPTIONS/ALLOTMENT OF SHARES
WESTPAC SENIOR OFFICERS' SHARE PURCHASE SCHEME (WSOSPS)
GENERAL MANAGEMENT SHARE OPTION PLAN (GMSOP)

For information and advice if/as necessary to Stock Exchange and other authorities, 215,000 new fully paid ordinary shares were allotted today following exercise of options pursuant to the Rules of the Westpac Senior Officers' Share Purchase Scheme (WSOSPS) and/or General Management Share Option Plan (GMSOP).

Paid Up Capital

The Bank's paid-up capital is now:

1,762,301,856 Ordinary Shares of $1 each fully paid	$1,762,301,856
	$1,762,301,856

Quoted Capital

Quoted (i.e. listed) capital remains unchanged at 1,761,074,856 $1 fully paid ordinary shares. In addition, since record date of 28 November 2001, 1,227,000 $1 fully paid ordinary shares have been allotted upon exercise of options: these shares are ex dividend until following next record date in June 2002 and listing will be sought shortly thereafter.

D. L. Dodds
Manager, Operations
Ext. 24060

Att.

c.c Sarah Swale, Legal Services, Wellington
(Please copy to Simon Jensen, Chief Manager Legal Services)

c.c Robin Thomas, Legal Department, London

SOSOPTEX1.DOC

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

January 31, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosures

AUSTRALIAN STOCK EXCHANGE
WBC001829

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
Sydney NSW 2000 AUSTRALIA
Telephone: (02) 9226 4060
Facsimile: (02) 9226 1888
Email: ddodds@westpac.com.au

31 January 2002

The Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

For release to the market

The following one page media release was released today.

The issue arose as a result of complaints from customers which was taken up by the media.

Apparently when customers logged on to our website, specifically a branch, through the Google search engine a list of customers appeared.

Customers thought there was a breach of confidential information which is not the case, as the media release clarifies.

David L. Dodds
Manager Operations
(02)9226-4060

Westpac
Australia's First Bank

Media release

31 January 2001

Westpac clarifies customer information issue

There have been some reports today that an apparent breach of security of customer information has taken place – this is incorrect.

The facts are:

- the information lodged on the ASIC site is a **register of unclaimed money** which under law must be published so that former customers who have lost track of their funds can claim them.
- Advertising by ASIC (and previously Treasury) for unclaimed monies (after 7 years) has been standard practise for many years.

Westpac takes the confidentiality of its customer information very seriously and ensures that privacy obligations are met fully.

Ends.

For Further Information

Julia Quinn
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3443
Mb: 0409 311 197

AUSTRALIAN STOCK EXCHANGE
WBC001829

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
Sydney NSW 2000 AUSTRALIA
Telephone: (02) 9226 4060
Facsimile: (02) 9226 1888
Email: ddodds@westpac.com.au

31 January 2002

The Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

For release to the market

The following one page media release was released today.

The issue arose as a result of complaints from customers which was taken up by the media.

Apparently when customers logged on to our website, specifically a branch, through the Google search engine a list of customers appeared.

Customers thought there was a breach of confidential information which is not the case, as the media release clarifies.

David L. Dodds
Manager Operations
(02)9226-4060

Westpac
Australia's First Bank

Media release

31 January 2001

Westpac clarifies customer information issue

There have been some reports today that an apparent breach of security of customer information has taken place – this is incorrect.

The facts are:

- the information lodged on the ASIC site is a **register of unclaimed money** which under law must be published so that former customers who have lost track of their funds can claim them.

- Advertising by ASIC (and previously Treasury) for unclaimed monies (after 7 years) has been standard practise for many years.

Westpac takes the confidentiality of its customer information very seriously and ensures that privacy obligations are met fully.

Ends.

For Further Information

Julia Quinn
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3443
Mb: 0409 311 197

Exhibit 3

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

February 8, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent Memorandum regarding Westpac's Share Purchase Scheme and Option Plan.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Level 25
60 Martin Place, Sydney
GPO Box 1, Sydney
NSW 2001 Australia
Telephone: (02) 9226 3311
Facsimile: (02) 9226 1888

8 February 2002

MEMORANDUM TO

Chief Executive for New Zealand, Wellington.
General Manager, European Division, London.
Vice President and Manager Legal Services, New York.
Mr. Sim Yong Nam/Mr. Alex Lee, Singapore Stock Exchange

PAID UP CAPITAL
EXERCISE OF OPTIONS/ALLOTMENT OF SHARES
WESTPAC SENIOR OFFICERS' SHARE PURCHASE SCHEME (WSOSPS)
GENERAL MANAGEMENT SHARE OPTION PLAN (GMSOP)

For information and advice if/as necessary to Stock Exchange and other authorities, 321,685 new fully paid ordinary shares were allotted today following exercise of options pursuant to the Rules of the Westpac Senior Officers' Share Purchase Scheme (WSOSPS) and/or General Management Share Option Plan (GMSOP).

Paid Up Capital

The Bank's paid-up capital is now:

1,762,830,001 Ordinary Shares of $1 each fully paid	$1,762,830,001
	$1,762,830,001

Quoted Capital

Quoted (i.e. listed) capital now becomes 1,761,121,001 $1 fully paid ordinary shares. In addition, since record date of 28 November 2001, 1,709,000 $1 fully paid ordinary shares have been allotted upon exercise of options: these shares are ex dividend until following next record date in June 2002 and listing will be sought shortly thereafter.

D. L. Dodds
Manager, Operations
Ext. 24060

Att.

c.c Sarah Swale, Legal Services, Wellington
(Please copy to Simon Jensen, Chief Manager Legal Services)

c.c Robin Thomas, Legal Department, London

SOSOPTEX1.DOC

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

February 20, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent Memorandum regarding Westpac's Share Purchase Scheme and Option Plan.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Level 25
60 Martin Place, Sydney
GPO Box 1, Sydney
NSW 2001 Australia
Telephone: (02) 9226 3311
Facsimile: (02) 9226 1888

18 February 2002

MEMORANDUM TO Chief Executive for New Zealand, Wellington.
General Manager, European Division, London.
Legal Services, New York.
Mr. Sim Yong Nam/Mr. Alex Lee, Singapore Stock Exchange

PAID UP CAPITAL
EXERCISE OF OPTIONS/ALLOTMENT OF SHARES
WESTPAC SENIOR OFFICERS' SHARE PURCHASE SCHEME (WSOSPS)
GENERAL MANAGEMENT SHARE OPTION PLAN (GMSOP)

For information and advice if/as necessary to Stock Exchange and other authorities, 371,000 new fully paid ordinary shares were allotted today following exercise of options pursuant to the Rules of the Westpac Senior Officers' Share Purchase Scheme (WSOSPS) and/or General Management Share Option Plan (GMSOP).

Paid Up Capital

The Bank's paid-up capital is now:

1,763,201,001 Ordinary Shares of $1 each fully paid	$1,763,201,001
	$1,763,201,001

Quoted Capital

Quoted (i.e. listed) capital remains unchanged at 1,761,121,001 $1 fully paid ordinary shares. In addition, since record date of 28 November 2001, 2,080,000 $1 fully paid ordinary shares have been allotted upon exercise of options: these shares are ex dividend until following next record date in June 2002 and listing will be sought shortly thereafter.

D. L. Dodds
Manager, Operations
Ext. 24060

Att.

c.c Sarah Swale, Legal Services, Wellington
(Please copy to Simon Jensen, Chief Manager Legal Services)

c.c Robin Thomas, Legal Department, London

SOSOPTEX1.DOC

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Level 25
60 Martin Place, Sydney.
GPO Box 1, Sydney
NSW, 2001 Australia
Telephone : (02) 226 3311
Facsimile: (02) 226-1888

GROUP SECRETARIAT

18 February 2002

The Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Options were granted on 18 February 2002 under the Bank's Senior Officers' Share Purchase Scheme. Details are:

1.	Closing date of issue	15 February 2002
2.	Number of options issued	50,000
3.	Amount paid per option	Nil
4.	Issue price	$15.63 (Market value on 24 December 2001)

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.

6. The options will not be listed and are not transferable.

7. Options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (18 February 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.

8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.

9. On resignation/dismissal, the options will be forfeited..

10. Options shall not participate in any bonus issue of securities unless and until they are exercised.

11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours faithfully,

David L. Dodds
Manager Operations
Ext. 24060

sosps/optgrant.doc

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

February 26, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent Memorandum regarding Westpac's Share Purchase Scheme and Option Plan.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

M. Haggarty

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

26 February 2002

To: Chief Executive for New Zealand, Wellington
General Manager, European Division, London
Legal Services, New York (Attention: Mary Haggarty)
Mr Sim Yong Nam / Mr Alex Lee, Singapore Stock Exchange

PAID UP CAPITAL AND QUOTED CAPITAL
EXERCISE OF OPTIONS/ALLOTMENT OF SHARES PURSUANT TO SENIOR OFFICERS' SHARE PURCHASE SCHEME AND/OR GENERAL MANAGEMENT SHARE OPTION PLAN

For information and advice if/as necessary to offshore stock exchanges and other authorities, 275,580 new fully paid shares were allotted yesterday following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS) and/or the General Management Share Option Plan (GMSOP).

Paid-up Capital

Previously: 1,763,201,001 ordinary shares of $1.00 each fully paid.
Now: 1,763,476,581 (increase of 275,580) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital now becomes 1,761,301,581 (increase of 180,580) $1.00 fully paid ordinary shares.

In addition, since the record date of 28 November 2001, 2,175,000 (increase of 95,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options under SOSPS. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

M. Marchhart

Michelle Marchhart
Head of Group Secretariat

Copy to: Sarah Swale, Legal Services, Wellington (please copy to Simon Jensen, General Counsel for New Zealand)
Robin Thomas, Legal Department, London

Exhibit 4

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

March 6, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent Memorandum regarding Westpac's Chief Executive Share Option Agreement.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Sent to ASX via ASX Online on 6/3/02

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9226 3311
Facsimile: (61 2) 9226 1888

6 March 2002

The Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - GRANT OF OPTIONS

At Westpac's Annual General Meeting held on 13 December 2001, shareholder approval was given to the granting of options to the Chief Executive Officer pursuant to the Chief Executive Share Option Agreement 2001 (**"Agreement"**). Details of the grant of the First Option (as defined in the Agreement) are:

Grant date:	1 March 2002
Number of options granted:	One (1) option over 1,100,000 ordinary fully paid Westpac shares. The option may be exercised in part on multiple occasions.
Amount paid per option:	Nil
Exercise Price:	$16.71 per share
Expiry date of option:	29 February 2012 (**"End Date"**)
Period for which option is restricted / Option exercise:	The option is subject to a performance period of between 3 and 5 years and certain performance requirements based on Westpac's total shareholder return when compared against similar returns of a peer group (consisting of the 50 largest industrial companies listed on the ASX at the commencement of the performance period). Subject to satisfaction of performance requirements, the option may be exercised during the exercise period. The option may only be exercised on and from the First Exercise Date (as defined in the Agreement) until the End Date. The first eligible date for vesting is 1 March 2005. If not exercised by the End Date, the option will lapse.
Ranking for dividends:	The option is not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of the option rank immediately for dividends.

Listing and transferability:	The option will not be listed and is not transferable.
Treatment upon retirement, resignation and death:	On retirement (with the board's consent, prior to the First Exercise date), death, total and permanent disablement or resignation, the option may be exercised at any time in relation to a number of shares and during periods, both of which will differ depending on the timing and the circumstances that brought about the cessation of employment.
Treatment upon dismissal:	On dismissal for cause: (a) prior to the First Exercise Date, the option will lapse; and (b) on and after the First Exercise Date, the option must be exercised, in relation to the shares (if any) that have vested as a result of the performance hurdles being met, within the earlier to occur of three months of the date of dismissal and the End Date.
Treatment upon material change in duties/status and termination without cause:	If there is a material change in status or the duties of the Chief Executive Officer or the Chief Executive Officer's employment is terminated without cause, the option may be exercised at any time through to the End Date. The number of shares in respect of which the option may be exercised will depend upon the timing of the change in duties/status or termination; if before the First Exercise Date, the option may be exercised in respect of all the shares (without regard to the performance requirements); and, if on or after the First Exercise Date, in respect of that number of shares (if any) that vested as a result of the performance requirements being met.

Yours faithfully

M. Marchhart

Michelle Marchhart
Head of Group Secretariat

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

March 7, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of a recent letters regarding Westpac's General Management Share Option Plan.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

M. Haggerty

JB Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

7 March 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Option Grant – General Management Share Option Plan

Options were granted on 7 March 2002 under Westpac's General Management Share Option Plan. Details are:

1. Closing date of issue — 6 March 2002
2. Number of options issued — 300,000
3. Amount paid per option — Nil
4. Issue price — $15.73
5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.
6. The options will not be listed and are not transferable.
7. Subject to satisfaction of performance requirements as outlined in the Plan, options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (7 March 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.
8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.
9. On resignation/dismissal, the options will be forfeited..
10. Options shall not participate in any bonus issue of securities unless and until they are exercised.
11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely

M. Marchhart

Michelle Marchhart
Head of Group Secretariat
☎ (02) 9216 0390

h:\asx\gmsop grant_asx_gm 20_07032002.doc: 07/03/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9226 3311
Facsimile: (61 2) 9226 1888

7 March 2002

The Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

251,362 new fully paid shares were allotted yesterday following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS) and/or the General Management Share Option Plan (GMSOP).

Paid-up Capital

Previously: 1,763,476,581 ordinary shares of $1.00 each fully paid.

Now: 1,763,727,943 (increase of 251,362) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital now becomes 1,761,417,943 (increase of 116,362) $1.00 fully paid ordinary shares.

In addition, since the record date of 28 November 2001, 2,310,000 (increase of 135,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options under SOSPS. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

M. Marchhart

Michelle Marchhart
Head of Group Secretariat

---

h:\asx\option exercise_asx advice_06032002.doc: 07/03/2002

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

March 12, 2002

Mr. Marc Iyeki
Account Manager - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Directors or Officers Changes – Rule 204.14

Dear Mr. Iyeki:

Enclosed for your information pursuant to NYSE Rule 204.14 is a copy of the announcement regarding the appointment of Ms. Julie Thorburn to the position of Secretary. This is a role that she will share with the current Secretary Ms. Ilana Atlas.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

J. Martin Morgado III
Counsel

Attachment

ASIC registered agent number 286
lodging party or agent name Group Secretariat - Westpac Banking Corporation
office, level, building or PO Box
street number & name level 25, 60 Martin Place
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9226-3589
facsimilie (02) 9226-1888
DX number suburb/city

Sent to ASIC via EDGE on 11/3/02 α.

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **304**

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name Westpac Banking Corporation
ACN or ARBN 007 457 141

New Appointment

Give details below of the person(s) who have consented in writing to become a director and /or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

name (family & given names) THORBURN, Julie Elizabeth
former names
residential address 29 / 110 Reynolds Street
suburb/city Balmain state NSW postcode 2041
country (if not Australia)
date of birth (d/m/y) 25/10/1967 place of birth Auckland New Zealand
office held & date appointed ☐ director ☒ secretary 11/03/2002

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked (A)

See guide to this form for annexure requirements

Signature I certify that the information on this form is true and correct

print name Ilana Rachel Atlas capacity Secretary
print corporation name (if corporation acting as agent)
sign here [signature] date 11/03/2002

Trace ID: 50720020311114539

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

March 12, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent letter regarding Westpac's General Management Share Option Plan.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

pp A. Haggerty

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9226 3311
Facsimile: (61 2) 9226 1888

12 March 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

110,000 new fully paid shares were allotted yesterday following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,763,727,943 ordinary shares of $1.00 each fully paid.

Now: 1,763,837,943 (increase of 110,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is unchanged at 1,761,417,943 $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 2,420,000 (increase of 110,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options under SOSPS. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

M. Marchhart

Michelle Marchhart
Head of Group Secretariat

Exhibit 5

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

April 4, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent notice that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

FAXED 4/4/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888
Email: mmarchhart@westpac.com.au

4 April 2002

AUSTRALIAN STOCK EXCHANGE
WBC001830

The Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street, Sydney NSW

By facsimile
(3 pages)

Dear Sir/Madam

Substantial Shareholder Notice

Attached is a copy of Form 605 (Notice of ceasing to be a substantial holder), notifying that on 2 April 2002 the Westpac Banking Corporation Group ceased to be a substantial shareholder in Investa Property Group.

Yours faithfully

M. Marchhart

Michelle Marchhart
Head of Group Secretariat

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Investa Property Group

ACN/ARSN: NSW BN 97807614

1. Details of substantial holder(1)

Name: Westpac Banking Corporation (Group)

ACN/ARSN (if applicable): See Annexure "A" (part 1)

The holder ceased to be a substantial holder on: 02 /04 /2002

The previous notice was given to the company on: 06 /12/2001

The previous notice was dated: 06 /12/2001

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

See Annexure "A" (part 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Nil	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
WBC, WCNL, WIMPL	Group Secretariat, Level 25, 60 Martin Place
	SYDNEY NSW 2000

Signature

print name: Julie Thorburn capacity: Secretary

sign here: [signature] date: 04 / 04 /2002

ANNEXURE "A"

This is Annexure "A" of one page referred to in Form 605 Notice of ceasing to be a substantial holder.

Julie Thorburn
Secretary
4 April 2002

PART 1

Details of substantial holder

Westpac Banking Corporation ("WBC")	ABN 33 007 457 141
Westpac Custodian Nominees Limited ("WCNL")	ABN 18 002 861 565
Westpac Investment Management Pty. Limited ("WIMPL")	ABN 80 000 742 478

PART 2

Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
02/04/2002	WBC	Sale of securities	Market price ($1.98)	18,805,556 fully paid stapled securities	18,805,556
02/04/2002	WCNL, on behalf of WIMPL	Current holding	Various	19,683,574 fully paid stapled securities	19,683,574

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

April 5, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent announcement that was sent to the Australian Stock Exchange Ltd in regard to Westpac's Senior Officer Share Purchase Scheme.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9226 3311
Facsimile: (61 2) 9226 1888

5 April 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

124,219 new fully paid shares were allotted yesterday following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,763,882,943 ordinary shares of $1.00 each fully paid.

Now: 1,764,007,162 (increase of 124,219) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,761,426,162 (increase of 8,219) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 2,581,000 (increase of 116,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options under SOSPS. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

M. Marchhart

Michelle Marchhart
Head of Group Secretariat

h:\asx\option exercise_asx advice_05042002.doc: 05/04/2002

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

April 15, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent announcement that was sent to the Australian Stock Exchange Ltd in regard to Westpac's Senior Officer Share Purchase Scheme.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Sent to ASX via ASX Online on 15/ 4 /2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9226 3311
Facsimile: (61 2) 9226 1888

15 April 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

79,900 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,764,007,162 ordinary shares of $1.00 each fully paid.

Now: 1,764,087,062 (increase of 79,900) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,761,456,062 (increase of 29,900) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 2,631,000 (increase of 50,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options under SOSPS. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

per M. Marchant

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

April 18, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent Notice that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Sent to ASX via

fax on 18/4/2002

Westpac Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

18 April 2002

AUSTRALIAN STOCK EXCHANGE
WBC001835

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street, Sydney NSW

Dear Sir/Madam

Substantial Shareholder Notice

In accordance with section 671B(3) of the Corporations Act 2001 (Cth), we attach our Initial Substantial Shareholder Notice (Form 603) in respect of Homeloans Limited.

Yours faithfully

Ilana Atlas
Group Secretary & General Counsel

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Homeloans Limited

ACN/ARSN ACN 095 034 003

1. Details of substantial holder (1)

Name Westpac Banking Corporation (WBC)

ACN/ARSN (if applicable) ~~ARBN 007 457 141~~

The holder became a substantial holder on 0404/2002

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	2625528	2,625,528	5.04%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
WBC	Beneficial holder	2,625,528

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
WBC	WBC	WBC	2,625,528

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
WBC	4 April 2002		*	2,625,528 ordinary shares

*conversion of convertible notes

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
-	-

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
WBC	Level 25, 60 Martin Place
	Sydney

Signature

print name Ilana Atlas capacity Secretary

sign here [signature] date 18/04 /2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

April 22, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent Notice that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Sent to ASX via ASX Online

on 22/4/02

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9226 3311
Facsimile: (61 2) 9226 1888

22 April 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

88,001 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,764,087,062 ordinary shares of $1.00 each fully paid.

Now: 1,764,175,063 (increase of 88,001) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,761,485,063 (increase of 29,001) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 2,690,000 (increase of 59,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options under SOSPS. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

April 23, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

Rothschild
EXPERIENCE PAYS

Media release

23 April 2002

Westpac and Rothschild's springboard for funds management growth

Westpac Banking Corporation and Rothschild Australia Asset Management Ltd today announced that they had reached agreement on the terms for combining their funds management businesses to form a new organisation.

This follows agreement between Westpac and Rothschild for Westpac's acquisition of the Rothschild Australia Asset Management business for $323 million in cash.

The organisation will be independently managed and branded and will be headed by Rothschild Australia Asset Management Chief Executive, Peter Martin, who will report to David Clarke, Westpac's Group Executive, Business and Consumer Banking. It will have its own board.

The new organisation will be the fifth largest retail funds manager in Australia (with $17 billion of retail FUM) and eighth largest overall (with $34 billion of total FUM).

Importantly, it will strengthen Westpac's distribution capability, a key element of Westpac's overall wealth management strategy. This includes entrees to the independent financial adviser distribution network, including Rothschild's Premier Adviser Service, comprising over 1000 independent financial advisers, as well as Westpac's 765 financial advisers and planners.

Westpac's Chief Executive Officer, David Morgan, said: "The combination of Westpac and Rothschild's Australian wealth management businesses provides Westpac with a springboard for accelerated growth in this area.

"Westpac has organically built a very successful wealth management business. We now have a stronger and expanded manufacturing base and access to a proven client service model which will strengthen our ability to provide wealth management services to our seven million Australian customers. It is a solid platform for growth.

"Westpac's wealth management strategy will be enhanced by access to a highly rated investment management team with strong recommendations from independent retail researchers and institutional consultants," Dr Morgan said.

Westpac will also benefit from Rothschild's current international strategic alliances, including Putnam Investments and Grosvenor Capital Management.

CEO of Rothschild Australia Asset Management, Mr Peter Martin, said: "We are excited to be part of this new organisation because of the additional growth options it provides and our ability to leverage off the strength of Westpac in this market.

"The new organisation will continue to build on Rothschild's established high quality investment management business and leading service culture.

"We will deliver to the existing client base a broader and deeper range of wealth management products and services. In particular, initiatives under consideration include capital protected growth products and diversified fixed interest products," Mr Martin said.

Detailed planning will be undertaken over the next few months to integrate the two businesses, with the launching of a new brand name expected by the third quarter this year.

The investment management team of the new company will include the key professionals from both Rothschild Australia Asset Management and Westpac.

Dr Morgan and Mr Martin assured customers of both Rothschild Australia Asset Management and Westpac that it will be business as usual during the transition to the new organisation.

The transaction will be cash earnings per share positive after year one and meets Westpac's strict acquisition and evaluation criteria.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Rob White
Head of Corporate Affairs
Rothschild
Ph: 02 9323 2280
Mb: 0411 881 887

Westpac
Australia's First Bank

Rothschild
EXPERIENCE PAYS

Media release

23 April 2002

Westpac and Rothschild's springboard for funds management growth

Westpac Banking Corporation and Rothschild Australia Asset Management Ltd today announced that they had reached agreement on the terms for combining their funds management businesses to form a new organisation.

This follows agreement between Westpac and Rothschild for Westpac's acquisition of the Rothschild Australia Asset Management business for $323 million in cash.

The organisation will be independently managed and branded and will be headed by Rothschild Australia Asset Management Chief Executive, Peter Martin, who will report to David Clarke, Westpac's Group Executive, Business and Consumer Banking. It will have its own board.

The new organisation will be the fifth largest retail funds manager in Australia (with $17 billion of retail FUM) and eighth largest overall (with $34 billion of total FUM).

Importantly, it will strengthen Westpac's distribution capability, a key element of Westpac's overall wealth management strategy. This includes entrees to the independent financial adviser distribution network, including Rothschild's Premier Adviser Service, comprising over 1000 independent financial advisers, as well as Westpac's 765 financial advisers and planners.

Westpac's Chief Executive Officer, David Morgan, said: "The combination of Westpac and Rothschild's Australian wealth management businesses provides Westpac with a springboard for accelerated growth in this area.

"Westpac has organically built a very successful wealth management business. We now have a stronger and expanded manufacturing base and access to a proven client service model which will strengthen our ability to provide wealth management services to our seven million Australian customers. It is a solid platform for growth.

"Westpac's wealth management strategy will be enhanced by access to a highly rated investment management team with strong recommendations from independent retail researchers and institutional consultants," Dr Morgan said.

Westpac will also benefit from Rothschild's current international strategic alliances, including Putnam Investments and Grosvenor Capital Management.

CEO of Rothschild Australia Asset Management, Mr Peter Martin, said: "We are excited to be part of this new organisation because of the additional growth options it provides and our ability to leverage off the strength of Westpac in this market.

Westpac
Australia's First Bank

Rothschild
EXPERIENCE PAYS

"The new organisation will continue to build on Rothschild's established high quality investment management business and leading service culture.

"We will deliver to the existing client base a broader and deeper range of wealth management products and services. In particular, initiatives under consideration include capital protected growth products and diversified fixed interest products," Mr Martin said.

Detailed planning will be undertaken over the next few months to integrate the two businesses, with the launching of a new brand name expected by the third quarter this year.

The investment management team of the new company will include the key professionals from both Rothschild Australia Asset Management and Westpac.

Dr Morgan and Mr Martin assured customers of both Rothschild Australia Asset Management and Westpac that it will be business as usual during the transition to the new organisation.

The transaction will be cash earnings per share positive after year one and meets Westpac's strict acquisition and evaluation criteria.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Rob White
Head of Corporate Affairs
Rothschild
Ph: 02 9323 2280
Mb: 0411 881 887

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: April 29, 2002

By: J. Martin Morgado III
Counsel